THE STANLEY WORKS
THE STANLEY WORKS CAPITAL TRUST I
1000 Stanley Drive
New Britain, Connecticut 06053

May 10, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  The Stanley Works
  The Stanley Works Capital Trust I
  Registration Statement on Form S-4 (File No. 333-133027)

Ladies and Gentlemen:

        The Stanley Works, a Connecticut corporation (the "Company") and The Stanley Works Capital Trust I, a Delaware statutory trust (the "Trust" and, together with the Company the "Registrants"), are registering the exchange offer (the "Exchange Offer") of the Trust's 5.902% Fixed Rate/Floating Rate Enhanced Trust Preferred Securities (the "Restricted Preferred Securities"), and related exchange of the Company's 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due 2045, pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the "Staff") enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant represents as follows:

          a.     The Registrants have not entered into any arrangement or understanding with any person to distribute the 5.902% Fixed Rate/Floating Rate Enhanced Trust Preferred Securities to be received in the Exchange Offer (the "Exchange Preferred Securities") and, to the best of the Registrants' information and belief, each person participating in the Exchange Offer is acquiring the Exchange Preferred Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Preferred Securities to be received in the Exchange Offer.

          b.     In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Preferred Securities to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with any secondary resale transaction.

          c.     The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Securities should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

          d.     The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Preferred Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Preferred Securities in exchange for such Restricted Preferred Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Preferred Securities.

          e.     The Registrant will include in the Exchange Offer prospectus the following additional provisions:

            (a)   If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Preferred Securities.

            (b)   If the exchange offeree is a broker-dealer holding Restricted Preferred Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Preferred Securities received in respect of such Restricted Preferred Securities pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,
THE STANLEY WORKS
By:	/s/ CRAIG A. DOUGLAS Name: Craig A. Douglas Title: Vice President and Treasurer
THE STANLEY WORKS CAPITAL TRUST I
By:	/s/ CRAIG A. DOUGLAS Name: Craig A. Douglas Title: Trustee